

May 19, 2011

Mr. Jeremy Driver
Chief Executive Officer
Strategic American Oil Corporation
600 Leopard Street, Suite 2015
Corpus Christi, Texas 78401

> **Re:** **Strategic American Oil Corporation**
> **Form 10-K for the Fiscal Year Ended July 31, 2010**
> **Filed November 15, 2010**
> **Form 10-Q for the Fiscal Quarter Ended January 31, 2011**
> **Filed March 21, 2011**
> **File No. 000-53313**

Dear Mr. Driver:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended July 31, 2010

Note 7 – Stockholder's Deficit,

Common Stock Issuances, page 50

1.   We note your disclosures indicating that you issued shares to settle multiple accounts payable with consultants, officers and directors in June, September and October 2009. Please quantify the amount of gain or loss that you recorded upon settlement of these liabilities and explain how your determination of fair value of the equity issued complies with FASB ASC paragraph 505-50-30-6.

Warrant modification, page 52

2.   We note your disclosure explaining that in August 2009 and February 2010, you agreed to extend the exercise period of certain warrants, and that you recorded the incremental fair value as deemed dividends within equity. As it appears the value conveyed in the modification was not contemplated under the terms of the original warrants, tell us why the value was not reported as an expense. Also tell us the reasons for the modification, describe the circumstances under which the warrants were originally issued, and identify any other transactions or continuing relationships you have with the holders of those warrants.

Note 14 – Supplemental Oil and Gas Information (Unaudited), page 61

3.   We note your disclosure indicating that your reserves were estimated by third party reservoir engineers. Please file as an exhibit, a report from your third party engineers that complies with Item 1207(a)(8) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended January 31, 2011

Subsequent Events, page 14

4.   We note your disclosure indicating that you issued 91,390,000 shares of your common stock in a private placement. As this appears to represent over 170 percent of your common stock outstanding as of January 31, 2011, please clarify whether you experienced a change of control.

5.   We note your disclosure explaining that you purchased Galveston Bay Energy LLC on February 15, 2011; and see that you filed a Form 8-K on February 22, 2011 to report this transaction. However, it appears you have not complied with Item 9.01(a)(4) of Form 8-K. Please file the historical and pro forma financial statements required by Rules 8-04 and 8-05 of Regulation S-X.

Closing Comments

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Craig Arakawa at (202) 551-3650, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief